As filed with the Securities and Exchange Commission on August 25, 2020

Securities Act File No. 333-236783

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.    ☐

Post-Effective Amendment No. 2  ☒

COLUMBIA ACORN TRUST

(Exact Name of Registrant as Specified in Charter)

71 S. Wacker Drive, Suite 2500

Chicago, Illinois 60606

Telephone number: 312.634.9200

Ryan C. Larrenaga, Esq. c/o Columbia Management Investment Advisers, LLC 225 Franklin Street Boston, Massachusetts 02110	Matthew A. Litfin Louis J. Mendes Columbia Acorn Trust 71 S. Wacker Drive, Suite 2500 Chicago, Illinois 60606	Mary C. Moynihan Perkins Coie LLP 700 13th Street, N.W., Suite 800 Washington, D.C. 20005

(Name and Address of Agents for Service)

The Combined Proxy Statement/Prospectus and Statement of Additional Information as filed by the Registrant pursuant to Rule 485(b) (File No.: 333-236783) with the Commission on April 9, 2020 (0001193125-20-101713) constitute Part A and Part B of this Post-Effective Amendment No. 2 and are incorporated herein by reference.

This Post-Effective Amendment relates solely to Class A, Class Adv, Class C, Class Inst, Class Inst 2 and Class Inst 3 shares of Columbia Acorn International Select, a series of the Registrant. This Post-Effective Amendment is being filed for the sole purpose of adding the executed tax opinion of Vedder Price P.C. supporting the tax matters discussed in the Combined Proxy Statement/Prospectus to Part C of the Registrant’s registration statement on Form N-14 filed with the Commission on April 9, 2020.

COLUMBIA ACORN TRUST

PART C

OTHER INFORMATION

PART C. OTHER INFORMATION

Item 15. Indemnification

Article VIII of the Agreement and Declaration of Trust of the Registrant (listed as Exhibit 1(a) and incorporated in this filing by reference) provides in effect that Registrant shall provide certain indemnification of its trustees and officers. In accordance with Section 17(h) of the Investment Company Act of 1940, as amended, that provision shall not protect any trustee or officer against any liability to the Registrant or its shareholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into Indemnification Agreements with each of the independent trustees which provide that the Registrant shall indemnify and advance expenses to the independent trustees as provided in the Indemnification Agreements and otherwise to the fullest extent permitted by applicable law. The Registrant will indemnify the independent trustees from and against any and all judgments, penalties, fines and amounts paid in settlement, and all expenses actually and reasonably incurred by the independent trustees in connection with a proceeding to which he or she is a party to by reason of his or her position as an independent trustee. The Registrant will not indemnify the independent trustees for monetary settlements or judgments relating to insider trading, disgorgements of profits pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended, or any liability to the Registrant or its shareholders with respect to (i) a final adjudication that an action or omission by an independent trustee was committed in bad faith, involved active or deliberate dishonesty, resulted in the independent trustee actually receiving an improper benefit, or with reasonable cause to believe that the behavior was unlawful or (ii) instances of independent trustee willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties.

The Registrant, its trustees and officers, its investment adviser and persons affiliated with them are insured under policies of insurance maintained by Registrant and its investment adviser, respectively, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such trustees or officers. The policies expressly excludes coverage for any trustee or officer whose personal dishonesty, fraudulent breach of trust, lack of good faith, or intention to deceive or defraud has been finally adjudicated or may be established or who willfully fails to act prudently.

Item 16. Exhibits

Note:

As used herein, the term “Post-effective Amendment” refers to a post-effective amendment to the registration statement of Registrant or its predecessor, The Acorn Fund, Inc., under the Securities Act of 1933 on form S-5, N-1 or N-1A, no. 2-34223 or on Form N-14 as specified below.

Certain exhibits included at this Item 16 are no longer current as of the date of this Post-Effective Amendment No. 2 to the Registrant’s registration statement on Form N-14. The Registrant’s current exhibits are included at Item 28 of post-effective amendment No. 112 to the Registrant’s registration statement on Form N-1A filed on April 29, 2020.

(1)	(a) Agreement and Declaration of Trust .(1)

(1)	(b) Amendment No. 1 to Agreement and Declaration of Trust. (3)

(1)	(c) Amendment No. 2 to Agreement and Declaration of Trust. (4)

(2)	Bylaws dated September 28, 2004, as amended through September 21, 2016. (13)

(3)	Not applicable.

(4)	Agreement and Plan of Reorganization . (16)

(5)	Not applicable.

(6)

(a) Organizational Expenses Agreement between Acorn Investment Trust (now known as Columbia Acorn Trust) and Wanger Asset Management, L.P. (now known as Columbia Wanger Asset Management, LLC), dated September 3, 1996. (2)

(6)

(b) Organizational and Offering Costs Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC (relating to Columbia Acorn European Fund and Columbia Acorn Emerging Markets Fund) dated August 17, 2011. (9)

(6)	(c) Investment Advisory Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC dated May 27, 2010, Schedules A and B last amended June 8, 2011. (9)

(6)	(d) Investment Advisory Fee Reduction Agreement between Columbia Acorn Trust, on behalf of Columbia Acorn International Select, and Columbia Wanger Asset Management, LLC dated July 1, 2016. (13)

(6)

(e) Administrative Services Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC dated May 1, 2010, (the “Administrative Services Agreement”), Schedule A last amended June 8, 2011. (9)

(6)	(f) Amendment No. 1 dated September 21, 2016 to the Administrative Services Agreement. (13)

(7)

(a) Distribution Agreement between Columbia Acorn Trust and Columbia Management Investment Distributors, Inc. dated May 1, 2010, (the “Distribution Agreement”), Schedules I and II last amended June 8, 2011. (9)

(7)	(b) Amendment dated April 12, 2011 to the Distribution Agreement. (9)

(7)	(c) Amendment No. 2 dated September 21, 2016 to the Distribution Agreement. (13)

(8)	Not applicable.

(9)	Custody Agreement among JPMorgan Chase Bank, N.A., Columbia Acorn Trust and Wanger Advisors Trust dated December 15, 2010, effective July 22, 2011, with Addendums dated July 14, 2011. (9)

(10)	(a) Plan of Distribution Pursuant to Rule 12b-1. (9)

(10)	(b) Rule 12b-1 Plan Implementing Agreement. (9)

(10)	(c) Amended and Restated Plan Pursuant to Rule 18f-3(d), effective March 15, 2019. (15)

(11)	Opinion and consent of Perkins Coie LLP as to the legality of the securities being registered. (16)

(12)

Opinion and consent of Vedder Price P.C. supporting the tax matters discussed in the Combined Proxy Statement/Prospectus (Parts A and B of Registrant’s registration statement on Form N-14, filed with the Commission on April 9, 2020), filed herewith.

(13)

(a) Amended and Restated Transfer, Dividend Disbursing and Shareholders’ Servicing Agent Agreement between Columbia Acorn Trust and Columbia Management Investment Services Corp. dated May 1, 2012 (the “Transfer Agent Agreement”). (10)

(13)	(b) Amendment No. 1 dated September 21, 2016 to the Transfer Agent Agreement. (13)

(13)	(c) Compliance Agreement between Columbia Acorn Trust and Ameriprise Financial, Inc. dated May 1, 2010. (7)

(13)	(d) Fee Waiver/Expense Reimbursement Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC, relating to Columbia Acorn International Fund, dated May 1, 2019. (15)

(13)	(e) Fee Waiver/Expense Reimbursement Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC, relating to Columbia Acorn USA, dated May 1, 2019. (15)

(13)

(f) Advisory Fee Waiver Agreement, relating to Columbia Acorn Select and Wanger Select, among Columbia Acorn Trust, Wanger Advisors Trust and Columbia Wanger Asset Management, LLC, dated May 1, 2019. (15)

(13)	(g) Fee Waiver/Expense Reimbursement Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC, relating to Columbia Thermostat Fund, dated May 1, 2019. (15)

(13)	(h) Fee Waiver/Expense Reimbursement Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC, relating to Columbia Acorn Fund, dated May 1, 2019. (15)

(13)

(i) Amended and Restated Fee Waiver and Expense Reimbursement Agreement between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC, relating to Columbia Acorn European Fund and Columbia Acorn Emerging Markets Fund, dated July 1, 2019. (15)

(13)	(j) Fee Waiver Agreement, relating to Columbia Acorn International Select, between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC, dated July 1, 2016. (13)

(13)	(k) Fee Waiver Agreement, relating to Columbia Acorn International Select, between Columbia Acorn Trust and Columbia Wanger Asset Management, LLC dated May 1, 2019. (15)

(13)	(l) Transfer Agent Fee Waiver Agreement between Columbia Acorn Trust and Columbia Management Investment Services Corp., dated July 1, 2019. (15)

(13)

(m) Amendment No. 1 to Participation Agreement among Merrill Lynch Life Insurance Company, Columbia Acorn Trust and Columbia Management Distributors, Inc. (formerly Columbia Funds Distributor, Inc.) dated March 30, 2007. (6)

(13)

(n) Participation Agreement among ML Life Insurance Company of New York, Columbia Acorn Trust and Columbia Funds Distributor, Inc. (now named Columbia Management Distributors, Inc.) dated March 4, 2005. (5)

(13)

(o) Amendment No. 1 to Participation Agreement among ML Life Insurance Company of New York, Columbia Acorn Trust and Columbia Management Distributors, Inc. (formerly Columbia Funds Distributor, Inc.) dated March 30, 2007. (6)

(13)

Securities Lending Agency Agreement between Columbia Acorn Trust, Wanger Advisors Trust and The Goldman Sachs Trust Company, doing business as Goldman Sachs Agency Lending, dated September 2, 2008, as amended through January 1, 2018, Schedule 2 as amended through January 23, 2017. (14)

(14)	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP). (17)

(15)	Not applicable.

(16)	Trustees Power of Attorney to sign Registration Statement and all amendments hereto. (16)

(17)	(a) Code of Ethics for Columbia Wanger Asset Management, LLC, Columbia Acorn Trust and Wanger Advisors Trust, as amended through January 6, 2016. (12)

(17)	(b) Code of Ethics for Non-Management Trustees, as amended, effective as of September 19, 2012. (11)

(17)	(c) Code of Ethics for Ameriprise Global Asset Management covering Columbia Management Investment Distributors, Inc., the principal underwriter of the Funds, effective December 2018. (15)

1.

Incorporated by reference to post-effective amendment No. 53 to the Registrant’s registration statement on form N-1A, Securities Act registration number 2-34223 (the “Registration Statement”), filed on April 30, 1996.

2.	Incorporated by reference to Registrant’s post-effective amendment No. 61 to the Registration Statement filed on April 30, 1998.

3.	Incorporated by reference to Registrant’s post-effective amendment No. 70 to the Registration Statement filed on May 1, 2001.

4.	Incorporated by reference to Registrant’s post-effective amendment No. 77 to the Registration Statement filed on March 1, 2005.

5.	Incorporated by reference to Registrant’s post-effective amendment No. 79 to the Registration Statement filed on May 1, 2006.

6.	Incorporated by reference to Registrant’s post-effective amendment No. 80 to the Registration Statement filed on April 30, 2007.

7.	Incorporated by reference to Registrant’s post-effective amendment No. 87 to the Registration Statement filed on September 27, 2010.

8.	Incorporated by reference to Registrant’s post-effective amendment No. 88 to the Registration Statement filed April 29, 2009.

9.	Incorporated by reference to Registrant’s post-effective amendment No. 91 to the Registration Statement filed on August 17, 2011.

10.	Incorporated by reference to Registrant’s post-effective amendment No. 93 to the Registration Statement filed on April 27, 2012.

11.	Incorporated by reference to Registrant’s post-effective amendment No. 95 to the Registration Statement filed on November 7, 2012.

12.	Incorporated by reference to Registrant’s post-effective amendment No. 103 to the Registration Statement filed on April 29, 2016.

13.	Incorporated by reference to Registrant’s post-effective amendment No. 105 to the Registration Statement filed on April 28, 2017.

14.	Incorporated by reference to Registrant’s post-effective amendment No. 108 to the Registration Statement filed on April 30, 2018.

15.	Incorporated by reference to Registrant’s post-effective amendment No. 110 to the Registration Statement filed on April 30, 2019.

16.	Incorporated by reference to the Registrant’s registration statement No. 333-236783 on Form N-14 filed on February 28, 2020.

17.	Incorporated by reference to post-effective amendment No. 1 to the Registrant’s registration statement No. 333-236783 on Form N-14 filed on April 9, 2020.

Item 17. Undertakings

(1) The undersigned registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant, in the City of Chicago and State of Illinois, on the 24th day of August, 2020.

COLUMBIA ACORN TRUST

By:	/S/ MATTHEW A. LITFIN
Matthew A. Litfin, Co-President

By:	/S/ LOUIS J. MENDES
Louis J. Mendes, Co-President

As required by the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities indicated on the 24th day of August, 2020.

Name	Title

/S/ LAURA M. BORN* Laura M. Born	Trustee

/S/ DAVID J. RUDIS* David J. Rudis	Trustee

/S/ MAUREEN M. CULHANE* Maureen M. Culhane	Trustee

/S/ MARGARET M. EISEN* Margaret M. Eisen	Trustee

/S/ JOHN C. HEATON* John C. Heaton	Trustee

/S/ CHARLES R. PHILLIPS* Charles R. Phillips	Trustee

/S/ LOUIS J. MENDES Louis J. Mendes	Co-President and Principal Executive Officer

/S/ JOHN M. KUNKA John M. Kunka	Vice President and Treasurer (Principal Financial Officer and Principal Accounting Officer)

*	By:	/S/ GWENDOLYN A. WILLIAMSON
	Name:	Gwendolyn A. Williamson
Attorney-in-fact**

**

Executed by Gwendolyn A. Williamson on behalf of each of the Trustees pursuant to a Power of Attorney, dated February 7, 2020 and incorporated by reference to Registration Statement No. 333-236783 of Columbia Acorn Trust on Form N-14 filed with the Commission on February 28, 2020.

Exhibit Index

Exhibit No.	Description

(12)	Opinion and consent of Vedder Price P.C. supporting the tax matters discussed in the Combined Proxy Statement/Prospectus.